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Exhibit 99.3

Press release

Embargoed until June 11, 2003 at 14.00hrs

ANNUAL GENERAL MEETING 2003

Oxfordshire, UK—June 11, 2003: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, announces that at the Annual General Meeting of the company held earlier today, all of the resolutions were passed.

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For further information, please contact:
Bookham Technology: Sharon Ostaszewska Tel: +44 (0)1235 837612	Financial Dynamics: Sarah Marsland Juliet Clarke Tel: +44 (0) 207 831 3113

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and offices in the US, France, Italy and Japan, and employs approximately 1900 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 19, 2003. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

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  Exhibit 99.3